NO ACT

PE
1-4-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561




11005933

February 23, 2011

Carla D. Brockman
Vice President, Corporate Governance & Secretary
Devon Energy Corporation
20 North Broadway
Oklahoma City, OK 73102-8260

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-23-2011

Re: Devon Energy Corporation
Incoming letter dated February 4, 2011

Dear Ms. Brockman:

This is in response to your letter dated February 4, 2011 concerning the shareholder proposal submitted to Devon Energy by John Chevedden. We also have received a letter from the proponent dated February 18, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 23, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Devon Energy Corporation
Incoming letter dated February 4, 2011

The proposal relates to acting by written consent.

We are unable to concur in your view that Devon Energy may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Devon Energy may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 18, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Devon Energy Corporation (DVN)
Written Consent
John Chevedden

Ladies and Gentlemen:

This responds to the February 4, 2011 company request to avoid this established rule 14a-8 proposal.

The no action request presents the same empty argument about the word "record holder" that was rejected in the 2008 Hain Celestial no-action decision, in the 2010 Apache vs. Chevedden lawsuit, and in subsequent no-action decisions, especially 2010 News Corp.

In Hain Celestial, the Staff determined that a verification letter can come from an "introducing broker". The term "introducing broker" was coined by Wall Street decades ago to refer to a certain business practice that no longer exists, and hasn't existed since the immobilization of shares in DTC's vaults back in the 1970s. The term is occasionally resurrected to refer to some business practice or other, but there is no consistency in usage. In the Hain Celestial decision, the Staff resurrected the term "introducing broker".

In the United States, we have two separate regulatory regimes for holding equities. Equities can be held through broker-dealers, who are regulated by the SEC. Equities can also be held through banks. State-chartered banks, such as RTS, are regulated by the states. In resurrecting the term "introducing broker" in Hain Celestial, there is no reason to believe the Staff intended to exclude banks. Accordingly, "introducing broker" should be understood to include introducing banks. A more appropriate term might be "introducing securities intermediary".

A trust company such as RTS, or DTC for that matter, holds securities on behalf of others. RTS and DTC are both "non-depository trust companies" because neither of them will accept cash deposits or otherwise maintain bank accounts for clients. Non-depository trust companies are banks. They are regulated by bank regulators. They can join the Federal Reserve System. They do not advertise themselves as "banks" in order to avoid a false impression that they offer bank accounts or make loans.

The company cites last year's Apache vs. Chevedden lawsuit. It was a classic SLAPP (strategic lawsuit against public participation) suit, with Apache Corp trying to squeeze the proponent financially. While the judge gave a "narrow" decision allowing Apache to exclude my proposal for 2010, the case was actually a stunning victory for shareowner rights. I represented myself.

The judge never even mentioned an Apache's request that I pay their legal expenses. The United States Proxy Exchange (USPX) submitted an amicus curiae brief that entirely discredited Apache's sweeping claims. If Apache had managed to deceive the judge into accepting those claims, shareowner rights would have been severely impaired.

Apache claimed that Rule 14a-8(b)(2) says a proponent can demonstrate ownership of shares by submitting "to the company a written statement from the 'record' holder of your securities (usually a broker or bank) …" so Apache insisted that the "record holder" must be a party listed on the company's stock ledger, i.e. Cede & Co. in most cases. This is not the intent of Rule 14a-8(b)(2). It has never been its intent, and the Staff has rejected such an interpretation of Rule 14a-8(b)(2) on a number of occasions. Most notable of these was the 2008 Hain Celestial no-action decision.

Based on the USPX's amicus curiae brief, the court rejected Apache's position, but found a reason to rule that Apache could exclude my proposal for 2010. It later turned out the court's reason was flawed. It is that flawed ruling that the company is attempting to tailgate on for the purpose of – just as Apache did through the SLAPP suite – disenfranchising their own shareowners.

There are two key points of the Apache vs. Chevedden ruling:

1. The judge described the ruling as "narrow", stating explicitly

> The ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2). The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements.

2. The court based its decision on material information provided by Apache that was factually incorrect.

The case was conducted on an accelerated schedule that bypassed oral arguments. Because it involved technical matters related to securities settlement and custody, the court was particularly dependent on the technical briefs submitted in the case. The fact that Apache made a number of claims that were blatantly false (as pointed out in the USPX brief) the court may have been hesitant in setting a precedent that might be based on flawed information. That may be why the court made a "narrow" ruling that would only apply to situations with identical circumstances.

Once the USPX amicus curiae brief shot down Apache's central arguments, Apache adopted an "everything but the kitchen sink" tack in a response brief. Apache cited any and every little fact they could come up with, vaguely implying … who knows what?

Based on the abbreviated timeline set by the judge, I was not to be allowed to respond to this "kitchen sink" brief. I submitted a motion for summary judgment, which afforded an opportunity to briefly respond to some of the Apache lawyers' misrepresentations. But one slipped through. It is what the court based its decision on, and it was totally incorrect. Here is what it was.

I hold my shares (both Apache and Devon) through RTS. Apache visited the RTS website and noticed that RTS has a wholly owned broker subsidiary, Atlantic Financial Services (AFS). Apache then hypothesized that, perhaps, I actually held my shares through the broker subsidiary and not RTS. Apache then proposed – and the court accepted that – the letter evidencing my share ownership should, perhaps, have come from AFS and not RTS. Here is what the court said:

> RTS is not a participant in the DTC. It is not registered as a broker with the SEC, or the self-regulating industry organizations FINRA and SIPC. Apache argues that RTS is not a broker but an investment adviser, citing its registration as such under Maine law, representations on RAM's website, and federal regulations barring an investment adviser from serving as a broker or custodian except in limited circumstances ... The record suggests that Atlantic Financial Services of Maine, Inc., a subsidiary of RTS that is also not a DTC participant, may be the relevant broker rather than RTS. Atlantic Financial Services did not submit a letter confirming Chevedden's stock ownership. RTS did not even mention Atlantic Financial Services in any of its letters to Apache.

After the court's ruling, I was able to follow-up with RTS. RTS confirmed that they are a Maine chartered non-depository trust company, and that they do in fact directly hold my shares in an account (under the name RAM Trust) with Northern Trust. The RTS letter made no mention of AFS because AFS plays no role in the custody of my shares. For purposes of Rule 14a-8, RTS is the record holder of my securities. The court ruled "narrowly" against me because the court thought AFS might be the real record holder.

Because the court explicitly made its decision "narrow", SEC staff is not bound to consider it in this no-action request. Because the decision was based on material, factually incorrect information, the Staff should not consider it.

Any suggestion that the court ruled in Apache vs. Chevedden that a verification letter must come from an institution that claims or demonstrates to be a DTC participant is blatantly false.

The RTS website lists the services RTS provides clients which includes "custody services." RTS has custody of my Devon shares. RTS is the record holder. While RTS may provide investment management services for some clients, they do not provide such services for me.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Carla D. Brockman <Carla.Brockman@dvn.com>

[DVN: Rule 14a-8 Proposal, December 14, 2010]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

This proposal topic is one of several proposal topics that often win high shareholder support, such as the Simple Majority Vote proposal that won our 72%-support at our 2010 annual meeting. This 72%-support even translated into 56% of all shares outstanding.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" for our Takeover Defenses and "High Concern" for Executive Pay – $16 million for Larry Nichols and $10 million for John Richels. Mr. Nichols had the potential to gain $61 million for a change in control. Our company's annual incentive plan was essentially discretionary, no performance-based equity was issued in 2009 and there was no clawback policy.

Mary Ricciardello was marked as a "Flagged (Problem) director" by The Corporate Library due to her directorship at U.S. Concrete, Inc. which filed for bankruptcy in 2010. Bankruptcy-tainted Ms. Ricciardello was still allowed to make up one-third of our Audit and Nomination Committees. Another member of our 3-person Audit Committee, Michael Kanovsky, received our highest negative votes.

Our board was the only significant directorship for 5 of our 9 directors. This could indicate a significant lack of current transferable director experience.

We had no proxy access, no cumulative voting, no independent board chairman, no Lead Director and no shareholder right to call a special meeting.

Please encourage our board to respond positively to this proposal to initiate the improved corporate governance and financial performance that we deserve: **Shareholder Action by Written Consent – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.



Devon Energy Corporation
20 North Broadway
Oklahoma City, OK 73102-8260
405 235 3611
www.DevonEnergy.com

Carla D. Brockman
Vice President -
Corporate Governance and Secretary
405 552 7979 Phone
405 552 8171 Fax
Carla.Brockman@dvn.com

February 4, 2011

Via Email

shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Devon Energy Corporation—Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am Vice President, Corporate Governance and Secretary of Devon Energy Corporation, a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal and statements in support thereof (the "Proposal") submitted by John Chevedden (the "Proponent") properly may be omitted from the Company's proxy statement and form of proxy (collectively, the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of stockholders (the "2011 Annual Meeting").

Pursuant to Rule 14a-8(j), we have (1) filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission and (2) concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff of the Division of Corporation Finance (the "Staff"). Accordingly, the Company takes this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Company received the Proposal on December 14, 2010, in dictating that the Proponent seeks to present a stockholder resolution at the 2011 Annual Meeting. The resolution is captioned "Shareholder Action by Written Consent" and reads as follows:

> Resolved, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

A copy of the Proposal is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly omitted from the Proxy Materials because the Proponent failed to substantiate, within 14 calendar days of receipt of the Company's request, his eligibility to submit the Proposal under Rule 14a-8(b).

BACKGROUND

The Proponent submitted, and the Company received, the Proposal on December 14, 2010. The Proponent attached a letter from RAM Trust Services ("RTS") to the Proposal, which was intended to demonstrate that the Proponent satisfied the ownership requirements of Rule 14a-8(b) (the "RTS Letter"). *See* Exhibit A.

For the reasons described below and because the Company was unable to verify the Proponent's eligibility to submit the Proposal from its records, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, on December 20, 2010, the Company sent to the Proponent a letter (the "Deficiency Notice"), requesting evidence of ownership as required under Rule 14a-8. A copy of the Deficiency Notice is attached hereto as Exhibit B. The Proponent failed to provide any additional information relating to his eligibility to submit the Proposal. A copy of the Proponent's response to the Deficiency Notice is attached hereto as Exhibit C (the "Deficiency Response").

As discussed below, the Company believes that the RTS Letter is insufficient to establish the Proponent's satisfaction of the ownership requirements of Rule 14a-8(b) and that the Company may properly exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(b) and 14a-8(f)(1).

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8 within 14 days of his receipt of a notice of deficiency.

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal."

Rule 14a-8(b) allows a proponent to demonstrate beneficial ownership of a company's securities by providing a written statement from the "record" holder of the securities verifying that, as of the date the proposal was submitted, the proponent had continuously held the requisite number of company shares for at least one year. As described in detail below, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") further states that such a written statement "must be from the record holder of the shareholder's securities, which is usually a broker or bank" and that a written statement from an investment adviser is insufficient "unless the investment adviser is also the record holder."

On December 14, 2010, the Proponent submitted the RTS Letter to the Company as an attachment to the Proposal. That letter states, "RAM Trust Services is a Maine chartered non-depository company. Through us, Mr. John Chevedden has continuously held no less than 50 shares of Devon Energy Corp (DVN) common stock, CUSIP #25179M103, since at least November 7, 2008. We in turn hold those shares through the Northern Trust Company in an account under the name RAM Trust Services." *See* Exhibit A.

The Company, having verified that neither RTS nor the Proponent is listed in its records as a registered owner of Devon securities, sent its Deficiency Notice on December 20, 2010, requesting that the Proponent provide evidence of ownership sufficient to establish eligibility under Rule 14a-8. The Deficiency Notice set forth the Company's position regarding the insufficiency of the RTS Letter and stated that "in order to correct this deficiency, you must provide a written statement from the record holder of the shares you beneficially own verifying that you continually have held the required amount of Devon common stock for at least one year as of the date of your submission of the proposal or, in lieu of such a statement, a written statement from The Northern Trust Company confirming that it owns the shares referenced in the letter from RAM Trust Services." *See* Exhibit B.

The Proponent did not provide the Company with any additional proof of ownership from RTS or any other purported "record owner" within the 14-day period following receipt of the Deficiency Notice as required by Rule 14a-8(f). Rather, the Deficiency Response merely stated that "[b]ased on the October 1, 2008 *Hain Celestial* no-action decision, Ram Trust Services is my *introducing securities intermediary* and hence the owner of record for purposes of Rule 14a-8(b)." (Emphasis added.) *See* Exhibit C.

This is not the first time the Proponent has attempted to rely upon a letter from RTS to demonstrate his ownership of securities under Rule 14a-8(b). The Proponent submitted a similar letter from RTS in order to substantiate his eligibility to submit a shareholder proposal for inclusion in Apache Corporation's proxy materials for its 2010 annual meeting of stockholders. Apache Corporation filed suit in the United States District Court for the Southern District of Texas challenging the sufficiency of that letter under Rule 14a-8. In *Apache Corp. v. Chevedden*, Civil Action No. H-10-0076 (S.D Tex. 2010), the court found that the letter from RTS, purporting to be the "introducing broker" for the Proponent, was insufficient as evidence from the "record" holder of the Proponent's eligibility under Rule 14a-8(b)(2) because RTS is not a registered broker-dealer, it was not registered on Apache's books as a record holder of its securities, and no further evidence of RTS' record ownership or the Proponent's beneficial ownership was provided within the 14-day period after receipt of Apache's deficiency notice as required under Rule 14a-8(f).

The RTS Letter is substantially the same as the letter from RTS that the court in *Apache Corp.* found to be unreliable as evidence of the Proponent's ownership. In fact, the most significant difference between the two letters is that in the RTS Letter submitted to the Company, RTS no longer claims to be the Proponent's introducing broker. This modification is not surprising because, as the court observed in *Apache Corp.*, RTS is not registered as a broker with the Commission or with the Financial Industry Regulatory Authority ("FINRA") or the Securities Investor Protection Corporation, nor is it a Depository Trust Company ("DTC") participant. Instead, RTS states on its website that it is an investment manager and a state-chartered non-depository trust company that "provides several services which help clients coordinate all aspects of their finances including portfolio management, tax preparation, estate planning, trust management, personal banking services, bill payment and mortgage application assistance."

When RTS submits shareholder proposals on behalf of its clients, or is asked by a client that is directly submitting a shareholder proposal and asserting that it owns shares through RTS, RTS frequently furnishes a letter from Northern Trust Company, which is a DTC participant, demonstrating proof of ownership of such client's shares. *See, e.g, Time Warner, Inc.* (Jan. 26, 2010); *Exxon Mobil Corp.* (avail. Mar. 23. 2009); *Apache Corp.* However, the Proponent and RTS did not follow that procedure here. As the court stated in *Apache Corp.*, "a separate certification from a DTC Participant allows a public company at least to verify that the participant does in fact hold the company's stock by obtaining the Cede breakdown from the DTC..." While not conceding that a letter from Northern Trust Company met the proof of ownership requirement of Rule 14a-8(f), Devon was prepared to accept such a letter for purposes of establishing the Proponent's ownership of the shares referred to in the RTS Letter. In fact, Devon's Deficiency Notice specifically invited the Proponent to furnish such a letter, as the Proponent was known to do on other occasions. The Proponent however, declined to provide the Company with any correspondence from Northern Trust Company or any other DTC participant for the purpose of proving the Proponent's eligibility under Rule 14a-8(b).

Notwithstanding the Proponent's claim in the Deficiency Response, the RTS Letter does not raise the issue regarding the acceptability under Rule 14a-8 of ownership material submitted by an "introducing broker," and thus does not address the Staff's position in *The Hain Celestial Group, Inc.* (avail. Oct. 1,2008) because RTS is not a brokerage firm (the Staff was unable to concur in exclusion where the proponent submitted ownership verification from an introducing broker, noting that "a written statement from an introducing broker-dealer constitutes a written statement from the 'record' holder of securities, as that term is used in rule 14a-8(b)(2)(i)"). Unlike the situation here, the entity that supplied ownership information in the *Hain Celestial* letter, DJF Discount Brokers, Inc. ("DJF"), *is* listed on FINRA's membership list as a brokerage firm, with DJF being the "doing business" name of a company whose legal name is R&R Planning Group Ltd. In contrast, RTS is not identified as a brokerage firm on the FINRA membership list. Further, the Proponent seemingly acknowledges this deficiency when, in the Deficiency Response, he attempts to recharacterize RTS as his "introducing securities intermediary." Accordingly, because RTS is not a brokerage firm, the letter from RTS does not raise the same issues involved in the Staff's decision in *Hain Celestial*.

Based on its website, RTS appears to be an investment manager and financial adviser. The Staff has specifically stated that a letter from a proponent's investment adviser is not sufficient for purposes of demonstrating proof of ownership under Rule 14a-8(b) where the adviser is not also the record holder of the proponent's shares. This issue is specifically addressed in SLB 14 at Section C.1.c:

> (1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?
>
> The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

The Staff has for many years concurred that documentary support from investment advisers or other parties who are not the record holder of a company's securities are insufficient to prove a shareholder proponent's beneficial ownership of such securities. *See, e.g., Clear Channel Communications* (avail. Feb. 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from an investment adviser, Piper Jaffray, that was not a record holder). In *AMR Corp.* (avail. Mar. 15, 2004), the proponent submitted documentary support from a financial services representative for an investment company that was not a record holder of AMR's securities. In response, the Staff noted that "[w]hile it appears that the proponent provided some indication that she owned shares, it appears that she has not provided a statement from the record-holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal."

The Proponent has been given the benefit of the Deficiency Notice and a 14-day period in which to cure the deficiency, as well as a United States Federal District Court's analysis of a letter similar to the RTS Letter. The Proponent did not produced any additional evidence of his ownership from a "record owner" of Devon securities within the 14-day period required by Rule 14a-8(f) and has therefore not demonstrated eligibility under Rule 14a-8 to submit the Proposal.

Accordingly, we ask that the Staff concur that the Company may exclude the Proposal from the Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Proposal from the Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (405) 552-7979 or by email at carla.brockman@dvn.com or David A. Schuette of Mayer Brown LLP at (312) 701-7363 or by email at dschuette@mayerbrown.com.

Sincerely,



Carla D. Brockman
Vice President, Corporate Governance &
Secretary

Cc: John Chevedden
David A. Schuette (Mayer Brown LLP)

Exhibit A

THE PROPOSAL

See attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. J. Larry Nichols
Chairman of the Board
Devon Energy Corporation (DVN)
20 N Broadway Ste 1500
Oklahoma City OK 73102

Dear Mr. Nichols,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

December 17, 2010
Date

cc: Janice A. Dobbs <Janice.dobbs@dvn.com>
Corporate Secretary
PH: 405 552-7844
Phone: 405 235-3611
FX: 405-552-8171
FX: 405 552-4550

[DVN: Rule 14a-8 Proposal, December 14, 2010]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

This proposal topic is one of several proposal topics that often win high shareholder support, such as the Simple Majority Vote proposal that won our 72%-support at our 2010 annual meeting. This 72%-support even translated into 56% of all shares outstanding.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" for our Takeover Defenses and "High Concern" for Executive Pay – $16 million for Larry Nichols and $10 million for John Richels. Mr. Nichols had the potential to gain $61 million for a change in control. Our company's annual incentive plan was essentially discretionary, no performance-based equity was issued in 2009 and there was no clawback policy.

Mary Ricciardello was marked as a "Flagged (Problem) director" by The Corporate Library due to her directorship at U.S. Concrete, Inc. which filed for bankruptcy in 2010. Bankruptcy-tainted Ms. Ricciardello was still allowed to make up one-third of our Audit and Nomination Committees. Another member of our 3-person Audit Committee, Michael Kanovsky, received our highest negative votes.

Our board was the only significant directorship for 5 of our 9 directors. This could indicate a significant lack of current transferable director experience.

We had no proxy access, no cumulative voting, no independent board chairman, no Lead Director and no shareholder right to call a special meeting.

Please encourage our board to respond positively to this proposal to initiate the improved corporate governance and financial performance that we deserve: **Shareholder Action by Written Consent – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

December 14, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 50 shares of Devon Energy Corp (DVN) common stock, CUSIP #25179M103, since at least November 7, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Exhibit B

DEFICIENCY NOTICE

See attached.



Devon Energy Corporation
20 North Broadway
Oklahoma City, OK 73102-8260
405 235 3611
www.DevonEnergy.com

Carla D. Brockman
Vice President -
Corporate Governance and Secretary
405 552 7979 Phone
405 552 8171 Fax
Carla.Brockman@dvn.com

December 20, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

This letter is a response to your December 14, 2010 letter requesting that Devon Energy Corporation ("Devon" or the "Company") include your proposed resolution in its proxy materials for Devon's 2011 annual meeting. Attached to your letter dated December 14, 2010, we also received a letter from RAM Trust Services, which was intended to demonstrate that you satisfy the minimum ownership requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Based on our review of the information provided by you, our records and regulatory materials, we have been unable to conclude that the proposal meets the requirements for inclusion in Devon's proxy materials. Unless you can demonstrate that you meet the ownership requirements of Rule 14a-8(b), as described below, within the proper time frame, we will be entitled to exclude your proposal from the proxy materials for Devon's 2011 annual meeting.

As you know, in order to be eligible to include a proposal in the proxy materials for Devon's 2011 annual meeting, Rule 14a-8(b)(1) states that a shareholder must have continuously held at least $2,000 in market value, or 1%, of Devon's common stock (the class of securities entitled to vote on the proposal at the meeting) for at least one year as of the date the proposal is submitted, and the shareholder must continue to hold those securities through the date of the meeting. The shareholder must submit a written statement that he or she intends to continue holding the securities through the date of the annual meeting. Further, the relevant provision of Rule 14a-8(b)(2) requires a shareholder proponent to prove his or her eligibility by submitting a written statement from the record holder of the securities verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the required amount of securities for at least one year.

You state in your December 14, 2010 letter that "Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting." However, we have been unable to confirm your current ownership of Devon common stock or the length of time that you have held the shares.

Although you have provided us with a letter from RAM Trust Services, the letter does not identify the record holder of the shares of Devon common stock or include the necessary verification. We have reviewed the records of the Company, and neither you nor RAM Trust Services appear as a registered owner of Devon common stock. Further, we note that a United States District Court has recently held that a similar letter from RAM Trust Services was not sufficient proof of ownership for purposes of Rule 14a-8(b). Therefore, pursuant to SEC Rule 14a-8(b), in order to correct this deficiency, you must provide a written statement from the record holder of the shares you beneficially own verifying that you continually have held the required amount of Devon common stock for at least one year as of the date of your submission of the proposal or, lieu of such a statement, a written statement from The Northern Trust Company confirming that it owns the shares referenced in the letter from RAM Trust Services.

SEC Rule 14a-8(f) requires that the above deficiency be corrected within 14 calendar days from the date of receipt of this letter. If the deficiency is not corrected, the proposal will be excluded from our proxy statement. Your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date of receipt of this letter. We have attached to this letter a copy of Rule 14a-8 for your convenience.

Sincerely,



Carla D. Brockman
Secretary

Exhibit C

DEFICIENCY RESPONSE

See attached.

Brockman, Carla

From: *** FISMA & OMB Memorandum M-07-16 ***

Sent: Sunday, January 02, 2011 1:02 PM

To: Brockman, Carla

Subject: Rule 14a-8 Proposal (DVN) ,

Dear Ms. Brockman, Thank you for acknowledging the rule 14a-8 proposal. Based on the October 1, 2008 *Hain Celestial* no-action decision, Ram Trust Services is my introducing securities intermediary and hence the owner of record for purposes of Rule 14a-8(b). I intend to hold the shares of company common stock that I own through the date of the annual meeting. Please let me know on January 3, 2011 if there is new basis for the company request since the April 20, 2010 *Devon Energy Corporation* decision.
Sincerely,
John Chevedden